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EXHIBIT 6.52

                             Total Film Group, Inc.
                                   Term Sheet
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
Instrument and Amount                   $300,000 senior convertible promissory notes

Use of Proceeds                         Working capital

Interest Rate                           12% simple interest payable quarterly

Redeemable                              Within six months of issuance
                                        May be repaid anytime without penalty
                                        Mandatory repayment out of proceeds of financing greater
                                        than $3 million

Convertible                             Initially into common shares at $2.00 per share.
                                        Anti-dilution clause will exist

Equity Kicker                           100,000 unregistered common shares in Total Film
                                        Group, Inc.

Registration Rights                     On demand registration and unlimited piggyback rights

Default                                 If not redeemed in full within six months following issuance:
                                           1.   convertible into common at $1.50 per share for first
                                                thirty day default period and than exercise price
                                                further reduced by $.25 per month thereafter
                                           2.   issuance of 50,000 warrants at $1.00 on first day of
                                                each month that default remains in place

Reporting Requirements                  The following conditions will be incorporated in the stock purchase agreement:
                                           1.   copies of all SEC filings as filed
                                           2.   Visitation rights for Bruce Cowen at all Board
                                                of Directors and its committee meetings
                                           3.   Monthly financial statements within thirty days
                                                of month end

Documentation                           Company will provide fully executed loan agreements, common shares and registration rights agreement by March 1, 2001

Fee                                     7% cash fee to be paid at closing on gross amount of proceeds received payable to Capital Research Ltd., plus 30,000 five year warrants priced at $2.60 per share
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On behalf of Total Film Group, Inc.

         /s/ Gerald Green           on this date     2/7/01

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On behalf of Lenders:

                                       Amount of participation $ 150,000
         /s/ Michael Lauer             on this date 2/7/01
         The Viator Fund, Ltd.

                                       Amount of participation $ 150,000
         /s/ Michael Lauer             on this date 2/15/01
         Lancer Offshore, Inc